Exhibit 12.1
Avnet, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Fiscal Year Ended
	June 28,	June 30,	July 1,	July 2,	July 3,
	2008	2007	2006	2005	2004
	(in thousands)
Earnings:
Income from continuing operations before income taxes	$708,955	$586,619	$316,147	$239,759	$98,398
Add fixed charges	95,186	96,747	118,932	105,231	114,972

Total earnings	$804,141	$683,366	$435,079	$344,990	$213,370

Fixed charges:
Interest on indebtedness	$72,285	$77,172	$96,505	$85,056	$94,573
Amortization of debt expense	3,176	3,413	5,043	5,188	4,897
Interest component of rent expense	19,725	16,162	17,384	14,987	15,502

Total fixed charges	$95,186	$96,747	$118,932	$105,231	$114,972

Ratio of earnings to to fixed charges	8.4	7.1	3.7	3.3	1.9